Exhibit 99.1

GENFIT Announces Final Terms For Proposed Renegotiation of

2022 OCEANE Convertible Bonds

-	Company proposes to the 2022 OCEANEs holders a partial buyback at €16.40 euros per bond, subject to a €50 million euros buyback amount
-	Conversion ratio adjustment from 1: 1 to 1: 5.5; and
-	Additional amendments of 2022 OCEANEs terms

Lille (France), Cambridge (Massachusetts, United States), November 23, 2020 – GENFIT (Nasdaq and Euronext: GNFT) a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced the final terms of the partial buyback of its convertible bonds maturing in October 2022 (“2022 OCEANEs” or “OCEANEs”) and the proposed amendment of the existing terms of the 2022 OCEANEs.

Objectives for the Proposed Renegotiation of 2022 OCEANE Terms

On November 16, 2020, GENFIT announced its intention to propose a partial buyback of the 2022 OCEANEs, as well as an amendment of the existing terms, with the objective of:

•	Capital preservation for the Company’s operational functionality;
•	Reduction of the nominal amount of financial debt to be redeemed;
•	Deferment of the OCEANEs maturity date in line with the next milestones in the Company’s two main programs: the ELATIVE™ Phase 3 clinical trial evaluating elafibranor in PBC and the NIS4™ technology for NASH diagnosis;

•	Maximization of potential value-creation for shareholders and the 2022 OCEANEs holders.

Under these new terms, the final maturity of the 2022 OCEANEs would be deferred until October 16, 2025. The initiation of the early redemption period1 would be deferred until November 3, 2023.

Finally, in line with previous guidance, the Company has appointed Natixis and Kepler Cheuvreux (the “Counsels”) to assist GENFIT with this transaction.

1 Early redemption event at the Company’s option which may encourage the conversion of the OCEANEs into shares in the event the Company's share price exceeds 150% of the conversion price over a specified period.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

Partial buyback price, adjustment of the conversion ratio, and additional amendments to the existing terms of the 2022 OCEANEs

The Company and its Counsels have collected feedback from the 2022 OCEANEs holders in order to set the definitive terms of the partial buyback and the amendments of terms and conditions of the residual portion (following the partial buyback) of the 2022 OCEANEs.

The Company undertakes to repurchase, at a price of €16.40 per 2022 OCEANE, a maximum of 3,048,780 2022 OCEANEs, representing an amount equivalent to 50.1% of the outstanding 2022 OCEANEs.

The Company proposes to amend the terms of the 2022 OCEANEs that will not be repurchased and cancelled, as described below:

o	Maturity extension until October 16, 2025;
o	Increase of the conversion ratio from 1:1 to 1:5.5;
o	Deferral of the initiation of the early redemption period provided for in the 2022 OCEANEs terms and conditions (until November 3, 2023); and
o	Amendment of the ratchet clause adjusting the conversion ratio in the event of a tender offer targeting GENFIT shares, in order to take into account the extension of the 2022 OCEANEs maturity date from 2022 until 2025. The adjustment would be calculated from the date of approval by the 2022 OCEANEs holders of the amended terms (i.e. the date on which the 2022 OCEANEs holders meeting would be held) until the new maturity date (i.e. October 16, 2025).

The nominal value as well as the redemption price of the OCEANEs will remain unchanged at €29.60 per OCEANE. The other terms and conditions of the OCEANEs not mentioned above will remain unchanged.

The buyback price of €16.40 takes into account accrued interest until the buyback effective date that is anticipated to occur in January 2021, subject to the conditions set out below. The exact buyback date will be communicated at a later date.

Considering the new conversion ratio, the new shares that could be issued upon conversion of the OCEANEs would represent 42.9% of the current share capital of the Company (against 15.6% with the current conversion ratio). In the event of a full conversion of the OCEANEs, the OCEANEs holders would hold 30.0% of the share capital of the Company (29.7% in the case of exercise of the outstanding stock options, share warrants (BSA), and final allocation of the outstanding free shares as of the date hereof).

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

Implementation

The Company will collect through its Counsels, or through the 2022 OCEANEs Bondholder Representative (Representant de la Masse, at genfit@aetherfs.com) for the retail holders, the buyback requests through a fixed price reverse book building process.

Should the buyback requests from the 2022 OCEANEs holders exceed the €50 million maximum repurchase amount contemplated by the Company, buyback requests will be reduced proportionally to ensure equal treatment among all the 2022 OCEANEs holders.

Upon collection of requests and potential reduction as described above, the 2022 OCEANEs holders and the Company will be invited to enter into a Bond Repurchase Agreement, a draft of which is available upon request to the Counsels and, for retail holders, from the 2022 OCEANEs Bondholder Representative.

The reverse book building period, at a fixed price, will begin on November 23, 2020, and end on November 27, 2020 (inclusive).

Should the buyback requests be significantly lower than the €50 million repurchase proposal, the Company would withdraw its partial buyback and the 2022 OCEANEs terms amendment offer.

The partial buyback will remain contingent on and will occur after the following two events:

1)	Approval by the Extraordinary General Meeting of the Company’s shareholders of the new conversion ratio;

2)	Approval by the 2022 OCEANEs holders of the aforementioned amendments.

Upon receipt of the selling commitments from the 2022 OCEANEs holders through the signing of the Bond Repurchase Agreements, the Company will convene a general meeting of the shareholders and a general meeting of the 2022 OCEANEs holders, which are expected to be held in the first quarter of 2021.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in a Phase 3 clinical trial evaluating elafibranor in patients with primary biliary cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our capacity to renegotiate the terms of our 2022 OCEANEs convertible bonds and that the final terms of this proposal will be approved by the shareholders’ general meeting and general meeting of 2022 OCEANEs holders. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5